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^ (ALSO ADMITTED IN CALIFORNIA) ♦(ALSO ADMITTED IN ENGLAND & WALES) *(ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

March 2, 2018

VIA EDGAR

Mr. Larry Spirgel

Mr. Paul Fischer

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 OneSmart International Education Group Limited
(CIK No. 0001722380)
Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. Fischer, Mr. French and Ms. Wong:

On behalf of our client, OneSmart International Education Group Limited (formerly named as OneSmart Education Group Limited), a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on February 12, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated February 20, 2018. The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company is, concurrent with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Risk Factors

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions, page 41

1.                                      We note your response to prior comment 2. Please revise the entire risk factor to make clear whether your initial public offering will trigger any governmental reviews under the described regulatory requirements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 49 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended November 30, 2016 compared to Three Months ended November 30, 2017, page 86

2.                                      You disclose that the increase in revenue for the three months ended November 30, 2017 was due primarily to the growth of student enrollments for your education programs. However, we note that student enrollments increased by more than 80% from the same period in the prior year, while total revenue increased by only 35% and revenue for your premium tutoring services increased by 28%. Please expand your disclosure to address any other factor that caused a lower revenue growth compared to the growth of student enrollments. For example, in the discussion of results of operations for the latest fiscal years at page 88, you discuss the impact of the total number of consumed class units. You also disclose the impact of this factor in the section on the ability to increase revenue per student at page 76. In addition you disclose in that section that refunds do not affect reported revenues; however, it appears that an increase in refunds could affect the relationship of student enrollments to reported revenue.

The Company respectfully advises the Staff that there was an error in the average monthly enrollment figures in fiscal years 2016 and 2017 presented on page 86 of the revised draft registration statement confidentially submitted on February 12, 2018. The Company has updated the referenced disclosure and corrected the error on page 87 of the Registration Statement. As indicated by the updated figures, the Company’s revenue increase in 2017 was generally in line with the increase in average monthly enrollments.

The Company respectfully advises the Staff that, as disclosed on page 77 of the Registration Statement, the total number of consumed class units directly affects the Company’s reported revenue, but refunds for any remaining unconsumed class units do not. In response to the Staff’s comment, the Company has expanded the disclosure on page 87 of the Registration Statement to include the impact of the total number of consumed class units.

Other Income, page 87

3.                                      We note your significant increase in Other Income for the three months ended November 30, 2017 as compared to the three months ended November 30, 2016 due to an increase in government subsidies. Discuss why there was such a significant increase in government subsidies during this period, and whether you believe it is reflective of a positive trend.

The Company respectfully advises the Staff that, with the healthy growth of its business and its increased contribution to local tax income in 2017, the Company was awarded a higher amount of government subsidies as an incentive from local government authorities. However, the Company’s eligibility for cash award and government subsidies is subject to review by the local governmental authorities from time to time, and any such subsidies may be adjusted or revoked at any time. Therefore, the Company does not believe that the increase in government subsidies during the referenced period is reflective of a positive trend.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Registration Statement to reflect the above clarification.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Dong Li, Chief Financial Officer, OneSmart International Education Group Limited

John Qian, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP